RENAISSANCE ANNOUNCES $10 MILLION

BROKERED PRIVATE PLACEMENT

Not for Distribution in the United States or dissemination through a U.S. newswire service

March 8, 2017 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) is pleased to announce that it has entered into an engagement letter dated March 7, 2017 with Haywood Securities Inc. on behalf of a syndicate of agents (the “Agents”) in respect of a brokered private placement of up to 33,334,000 units (“Units”) at a price of C$0.30 per Unit, for aggregate gross proceeds of up to C$10,000,200 (the “Offering”). The Agents have been granted an option (the “Agents’ Option”) to sell  up to an additional 16,667,000 Units at the same price per Unit as the Offering, exercisable in whole or in part at any time up to 48 hours prior to closing of the Offering. The net proceeds of the Offering will be used to aid in the Company’s ongoing efforts in securing oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes.

Each Unit will consist of one common share of the Company and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share of the Company at an exercise price of C$0.50 from the date of issuance until July 31, 2019.

The Agents will receive a commission on the proceeds of the Offering.

The Offering is expected to close on or about March 29, 2017 or such other date as the Company and the Agents may agree, and is subject to certain conditions, including completion of formal documentation and receipt of regulatory approval, including the approval of the TSX Venture Exchange (the “TSXV”). Pursuant to Canadian securities laws, any securities issued in the Offering will be subject to a hold period of four months plus one day from the date of issuance.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, VP, Business Development

Tel: 403-200-9047